SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)

                    Under the Securities Exchange Act of 1934

                         HALO TECHNOLOGY HOLDINGS, INC.
                                (Name of Issuer)

                        COMMON STOCK, $0.00001 PAR VALUE
                         (Title of Class of Securities)

                                    40637E106
                                 (CUSIP Number)

                                  Adam Blonsky
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40637E106               13D                         Page 2 of 5 Pages
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Crestview Capital Master, LLC
-------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |-|
       (b) |X|
-------------------------------------------------------------------------------
3.     SEC Use Only
-------------------------------------------------------------------------------
4.     Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6.     Citizenship or Place of Organization
       Delaware
-------------------------------------------------------------------------------
                  7.   Sole Voting Power
Number of                  0
Shares  -----------------------------------------------------------------------
Beneficially      8.   Shared Voting Power
Owned by                   8,816,413 (See Item 5)
Each              -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power
Person With                0
-------------------------------------------------------------------------------
                  10.  Shared Dispositive Power
                           8,816,413 (See Item 5)
-------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                  8,816,413 (See Item 5)
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
                  25.4%*
-------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
       OO
-------------------------------------------------------------------------------

* Based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview Capital Master, LLC.

CUSIP No. 40637E106               13D                         Page 3 of 5 Pages
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Crestview Capital Partners, LLC
-------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |-|
       (b) |X|
-------------------------------------------------------------------------------
3.     SEC Use Only
-------------------------------------------------------------------------------
4.     Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6.     Citizenship or Place of Organization
       Illinois
-------------------------------------------------------------------------------
                  7.   Sole Voting Power
Number of                  0
Shares  -----------------------------------------------------------------------
Beneficially      8.   Shared Voting Power
Owned by                   8,816,413 (See Item 5)
Each              -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power
Person With                0
-------------------------------------------------------------------------------
                  10.  Shared Dispositive Power
                           8,816,413 (See Item 5)
-------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                  8,816,413 (See Item 5)
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
                  25.4%*
-------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
       OO
-------------------------------------------------------------------------------

* Based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview Capital Master, LLC.

CUSIP No. 40637E106                          13D               Page 4 of 5 Pages
--------------------------------------------------------------------------------

This Amendment No. 11 ("Amendment No. 11") is being filed jointly by Crestview Capital Master, LLC ("Crestview") and Crestview Capital Partners, LLC ("Crestview Partners") (each, a "Reporting Person" and, collectively, the "Reporting Persons") and amends the Schedule 13D filed by the Reporting Persons on March 23, 2006, as amended by Amendment No. 1 thereto filed on March 23, 2006, as amended by Amendment No. 2 thereto filed on July 24, 2006, as amended by Amendment No. 3 thereto filed on July 28, 2006, as amended by Amendment No. 4 thereto filed on August 11, 2006, as amended by Amendment No. 5 thereto filed on December 20, 2006, as amended by Amendment No. 6 thereto filed on March 27, 2007, as amended by Amendment No. 7 thereto filed on April 6, 2007, as amended by Amendment No. 8 thereto filed on April 16, 2007, as amended by Amendment No. 9 thereto filed on April 18, 2007, as amended by Amendment No. 10 thereto filed on April 30, 2007 (collectively, the "Schedule 13D"). Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The response to Item 4 of the Schedule 13D is hereby amended by adding the following:

On the evening of April 30, representatives of the Company informed representatives of the Reporting Persons that the Company would be ceasing discussions with the Reporting Persons and breaching the April 17 Letter Agreement. The Company sent the attached letter to the Reporting Person later that evening. The letter is attached hereto as Exhibit 99.16. Since such time, the representatives of the Reporting Persons engaged in various discussions with representatives of the Company to discuss the Company's letter, including potential settlement. Although the parties discussed a settlement agreement and the Reporting Persons indicated their willingness to enter into such an agreement, the parties have thus far not executed one and one may not be executed. The Reporting Persons have not decided how to otherwise proceed or what other specific actions to take in light of the Company's letter, although the Reporting Persons remain willing to proceed with their efforts to accomplish the Transaction set forth in the April 17 letter. The Reporting Persons reserve all legal and other rights and remedies available to them with respect to any breaches with respect to the April 17 letter agreement, including by any third parties, or otherwise with respect to the Company or a transaction involving Empagio.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

The response to Item 7 of the Schedule 13D is hereby amended by adding Exhibit
99.16 as follows:

Exhibit 99.16. Letter from the Company to the Reporting Persons, dated April 30, 2007

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007

                                        CRESTVIEW CAPITAL MASTER, LLC

                                        By: CRESTVIEW CAPITAL PARTNERS, LLC, its
                                            sole Manager

                                        By: /s/Daniel I. Warsh
                                            ------------------------------------
                                        Name:  Daniel I. Warsh
                                        Title: Manager


                                        CRESTVIEW CAPITAL PARTNERS, LLC

                                        By: /s/Daniel I. Warsh
                                            ------------------------------------
                                        Name:  Daniel I. Warsh
                                        Title: Manager

                                  EXHIBIT INDEX

Exhibit 99.16 Letter from the Company to the Reporting Persons, dated April 30, 2007